
07008316


SEC MAIL PROCESSING
RECEIVED
SEP 27 2007
WASH, D.C. 186 SECTION

CM

MMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48032

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/06 (MM/DD/YY) AND ENDING 06/30/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Financial Services International Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

701-5th Ave., Suite # 6870
(No. and Street)

Seattle (City) WA (State) 98104 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brenda R. Pingree 206-386-5477
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LEMASTER DANIELS, PLLC
(Name – *if individual, state last, first, middle name*)

601 W. Riverside, Suite 700 (Address) Spokane (City) WA (State) 99201 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
NOV 05 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

11/2

OATH OR AFFIRMATION

I, Brenda R. Pingree, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

______________________________, as

of June 30, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



ANDREW PATRICK SCHMIDT
COMMISSION EXPIRES
NOTARY
PUBLIC
OCT. 20, 2009
STATE OF WASHINGTON

Notary Public

Signature

Sec Treas - FinOp

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditors' report on internal control structure

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL SERVICES INTERNATIONAL CORP.

Financial Statements and Independent Auditors' Report

June 30, 2007

Financial Services International Corp.

Contents



LEMASTER & DANIELS PLLC

ACCOUNTING AND CONSULTING SERVICES

MEMBER OF THE McGLADREY NETWORK

SPOKANE
BOISE
COLFAX
GRANDVIEW
MOSES LAKE
OMAK
OTHELLO
QUINCY
TRI-CITIES
WALLA WALLA
WENATCHEE
YAKIMA

INDEPENDENT AUDITORS' REPORT

Board of Directors
Financial Services International Corp.
Seattle, Washington

We have audited the accompanying statement of financial condition of Financial Services International Corp. as of June 30, 2007, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Financial Services International Corp. as of June 30, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information presented on pages 11-12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

LeMaster & Daniels PLLC

Spokane, Washington
September 24, 2007

Financial Services International Corp.

Statement of Financial Condition June 30, 2007

Assets

Cash and cash equivalents	$ 18,840
Deposit with clearing organization	49,072
Accounts receivable	48,210
Prepaid expenses	5,510
Reimbursements and refunds receivable	880
Equipment, at cost, less accumulated depreciation of $4,270	2,988
Deposits	25
	$ 125,525

Liabilities and Stockholders' Equity

LIABILITIES:		
Accounts payable		$ 42,391
Accrued expenses		18,121
Income taxes payable		1,175
Deferred tax liability		1,594
Total liabilities		63,281
STOCKHOLDERS' EQUITY:		
Common stock – 1,000,000 shares, $0.01 par value, authorized; 100,094 shares issued and outstanding	$ 1,001	
Additional paid-in capital	12,679	
Retained earnings	48,564	
Total stockholders' equity		62,244
		$ 125,525

See accompanying notes to financial statements.

Financial Services International Corp.

Statement of Operations — Year Ended June 30, 2007

REVENUES:		
Commissions, concessions, and fees		$ 2,686,621
Realized and unrealized gains on securities		616
Interest		5,592
		2,692,829
EXPENSES:		
Commissions	$ 2,371,773	
Wages and payroll taxes	192,269	
Depreciation and amortization	1,300	
Employee benefits	7,866	
Insurance	22,832	
Interest	71	
Meals and entertainment	2,670	
Office supplies and expenses	6,627	
Database management	36,308	
Other expenses	1,638	
Professional fees	11,006	
Rent	13,364	
Taxes, licenses, and registration fees	7,761	
Telephone	3,759	
		2,679,244
INCOME BEFORE INCOME TAX		13,585
FEDERAL INCOME TAX		2,025
NET INCOME		$ 11,560

See accompanying notes to financial statements.

Statement of Changes in Stockholders' Equity — Year Ended June 30, 2007

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
BALANCES, BEGINNING OF YEAR	$ 1,000	$ 8,000	$ 37,004	$ 46,004
ADD:				
Issuance of common stock	1	4,679	-	4,680
Net income	-	-	11,560	11,560
BALANCES, END OF YEAR	$ 1,001	$ 12,679	$ 48,564	$ 62,244

See accompanying notes to financial statements.

Financial Services International Corp.

Statement of Cash Flows — Year Ended June 30, 2007

Increase (Decrease) in Cash and Cash Equivalents

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 11,560
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation and amortization	1,300
Unrealized gains	(730)
Deferred income tax	850
Decrease (increase) in assets:	
Accounts receivable	(10,304)
Deposit with clearing organization	(764)
Receivable from clearing organization	9,943
Prepaid expenses	(131)
Reimbursements and refunds receivable	1,984
Other deposits	445
Increase (decrease) in liabilities:	
Accounts payable	(5,783)
Accrued expenses	(11,180)
Deferred revenue	(4,655)
Income taxes payable	1,175
Net cash used in operating activities	(6,290)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Proceeds from sale of securities	5,892
CASH FLOWS FROM FINANCING ACTIVITIES:	
Proceeds from issuance of common stock	4,680
NET INCREASE IN CASH	4,282
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	14,558
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 18,840

Supplemental Disclosures of Cash Flows Information:

Cash paid for interest	$ 71
Funding of clearing organization deposit with securities	$ 17,826

See accompanying notes to financial statements.

NOTE 1 — ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Organization:

Financial Services International Corp. (the Company) is a broker/dealer in securities registered with the Securities and Exchange Commission (SEC) under the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii). These provisions provide that all funds and securities belonging to customers be handled by a correspondent broker/dealer. The Company has two correspondent broker/dealer arrangements. One is located in St. Petersburg, Florida, and one in Chicago, Illinois. The Company is engaged in the general retail securities business and is registered to do business in 14 states. Its office is located in Seattle, Washington.

Summary of Significant Accounting Policies:

Cash and cash equivalents – The Company considers money market mutual funds and all highly liquid debt instruments with original maturities of three months or less to be cash equivalents for purposes of the statement of cash flows.

Receivables – Receivables are stated at their unpaid balances, which approximate fair market value. The Company considers accounts receivable to be fully collectible, accordingly, no allowance for doubtful accounts has been established. If accounts become uncollectible, they will be charged to operations when that determination is made.

Equipment and depreciation – The Company capitalizes all expenditures for equipment in excess of $600. Equipment is stated at cost. Depreciation is computed using an accelerated method over 5 to 7 years.

Income and expense recognition – The Company records income and expense on the accrual basis. Commission revenue and expenses are reflected in these financial statements on a trade-date basis.

Income taxes – The Company accounts for income taxes in accordance with the provisions of Statement of Financial Accounting Standards (SFAS) No. 109, *Accounting for Income Taxes*. Under the asset and liability method prescribed by SFAS No. 109, deferred income taxes are provided for temporary differences between the financial reporting and tax bases of assets and liabilities. The major temporary difference includes unrealized gains on securities. The deferred tax liability represents future tax return consequence of this difference which will be taxable when assets are recovered or settled.

Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 — NET CAPITAL REQUIREMENTS:

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2007, the Company has net capital of $49,542 which was $44,542 in excess of its required net capital of $5,000 and had a ratio of aggregate indebtedness to net capital of 1.30 to 1.

NOTE 3 — POSSESSION OR CONTROL REQUIREMENTS:

The Company adheres to the exemptive provisions of the SEC's Rule 15c3-3(k)(2)(ii) by having clients send all funds and securities to the correspondent broker/dealers which carry the customer accounts. Therefore, the Company does not hold or have any possession or control of customer funds or securities.

NOTE 4 — RELATED-PARTY TRANSACTIONS:

The Company shares office space with a financial services firm of which the majority stockholder of the Company is a major owner. Each entity paid its share of expenses directly to the vendors (see note 8).

The majority stockholder generated approximately $202,000 in revenues and earned approximately $171,000 in commissions. She also earned a salary of approximately $58,000. The minority stockholder generated approximately $36,000 in revenues and earned approximately $22,000 in commissions. She also earned a salary of approximately $32,000 for administrative services provided.

NOTE 5 — CONCENTRATION OF ECONOMIC DEPENDENCY:

Four independent sales associates generated approximately 31% of the Company's sales. The majority stockholder generated approximately 7% of sales.

NOTE 6 — DEPOSIT WITH CLEARING ORGANIZATION:

The deposit with clearing organization is partially funded with securities which consist of 600 common stock shares of The NASDAQ Stock Market, Inc., valued at $17,826. The securities are stated at market value.

NOTE 7 — RETIREMENT PLAN:

The Company established a SIMPLE plan effective January 1, 2005. All employees are eligible to participate and two employees participated. A 3% contribution of eligible salary was made to the plan in the amount of $4,627.

NOTE 8 — OPERATING LEASE:

The Company subleases office space from a financial services firm of which the majority stockholder of the Company is a majority owner. The lease expires September 30, 2009.

Future minimum lease payments under the lease at June 30, 2007, are as follows:

Years Ending June 30,	Amount
2008	$13,510
2009	13,733
2010	3,447
	$30,690

NOTE 9 — INCOME TAXES:

The provision for federal income tax in the accompanying statement of operations consists of:

Current income tax expense	$1,175
Deferred income tax expense	850
	$2,025

The deferred tax liability at June 30, 2007, relates to unrealized gain on securities.

SUPPLEMENTAL INFORMATION

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

June 30, 2007

NET CAPITAL:	
Total stockholders' equity	$ 62,244
DEDUCTIONS AND CHARGES:	
Nonallowable assets:	
Unsecured receivables in excess of related payables	(625)
Prepaid expenses	(5,510)
Reimbursements and refunds receivable	(880)
Equipment, net	(2,988)
Deposits	(25)
Total deductions and charges	52,216
HAIRCUTS ON SECURITIES	2,674
NET CAPITAL	$ 49,542
AGGREGATE INDEBTEDNESS:	
Items included in statement of financial condition:	
Accounts payable, accrued expenses, and other liabilities	$ 63,281
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Minimum net capital required - 6⅔% of total aggregate indebtedness	$ 4,219
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater or above two minimum requirement amounts)	$ 5,000
Net capital in excess of required minimum	$ 44,542
Excess net capital at 1000%	$ 43,214
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	1.30 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION	
Net capital as reported in Company's Part II FOCUS report	$ 53,384
Other audit adjustments (net)	2,548
Adjustments to reimbursements and refunds receivable	(880)
Adjustments to prepaid expenses	(5,510)
	$ 49,542

See accompanying independent auditors' report.

Computation of Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

June 30, 2007

Exemptive Provisions:

The Company has claimed an exemption from Rule 15c3-3 under Section (9k)(2)(ii), in which all customer transactions are cleared through another broker on a fully disclosed basis.

Company's clearing firms:

Raymond James & Associates, Inc.
Legent Clearing

INDEPENDENT AUDITORS' REPORT ON INTERNAL
CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Financial Services International Corp.
Seattle, Washington

In planning and performing our audit of the financial statements of Financial Services International Corp. (the Company) as of and for the year ended June 30, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the June 30, 2007, financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

LeMaster & Daniels PLLC

Spokane, Washington
September 24, 2007

END